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          VIMPELCOM TO INTRODUCE A NEW DEFINITION - "ACTIVE SUBSCRIBER"


Moscow and New York (May 5, 2005) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), today announced the introduction of an "Active Subscriber" definition as an additional characteristic of its subscriber base. Pursuant to the new definition "a subscriber is considered active if the subscribers' activity resulted in income to the Company during the most recent three months". Such activity includes all incoming and outgoing calls, all subscriber fee accruals, debits related to service, outgoing SMS and MMS, and data transmission and receipt sessions. Such activity does not include incoming SMS and MMS sent by the Company, as well as abandoned calls.

As of March 31, 2005 the number of active Beeline subscribers* according to the new definition was 88% of the total subscriber base which consisted of more than
30.7 million users**.

Introduction of the "Active Subscriber" definition will provide shareholders, investors and others with an additional criterion for analysis of the Company's subscriber base which meets international industry standards. In developing the definition, VimpelCom took into account the practices of major international cellular operators such as Vodafone, Orange and T-mobile. As a result, the active subscriber definition used by Vodafone was used as the basis for the Company's definition.

Introduction of the "Active Subscriber" definition does not change the Company's total subscriber base accounting policy.


Additional Information:
----------------------

*Statistical data on active subscriber base of VimpelCom Group (% of total Beeline users)

 Active base                  As of March 31, 2005
     Moscow and the           84%
     Moscow Region
     Other regions            89%
     Kazakhstan               93%
 Total                        88%

**Statistical data on total Beeline subscribers

 Subscriber base              As of March 31, 2005
     Moscow and the            8,117,971
     Moscow Region
     Other regions            21,499,725
     Kazakhstan                1,130,722
 Total                        30,748,418

VimpelCom Group includes cellular operators providing telecommunications services in Russia and Kazakhstan, operating under the Beeline brand in Russia and Beeline, K-mobile and EXCESS brands in Kazakhstan. The VimpelCom Group's license portfolio covers approximately 94% of Russia's population (136 million people), including the city of Moscow, the Moscow Region and the city of St. Petersburg, as well as the entire territory of Kazakhstan. AO VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (NYSE). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP".



For more information, please contact:

Valery Goldin                                        Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                                   Financial Dynamics
Tel: 7(095) 974-5888                                 Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com                     mpolyviou@fd-us.com
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